Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated May 8, 2013	Registration Statement No. 333-186990
Supplementing the Preliminary
Prospectus Supplement dated May 7, 2013
(To Prospectus dated March 1, 2013)

Alpha Natural Resources, Inc.

3.75% Convertible Senior Notes due 2017

The information in this pricing term sheet relates to Alpha Natural Resources, Inc.’s offering (the “Offering”) of its 3.75% Convertible Senior Notes due 2017 and should be read together with the preliminary prospectus supplement dated May 7, 2013 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated March 1, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-186990.

Issuer:	Alpha Natural Resources, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	ANR / The New York Stock Exchange (“NYSE”).

Securities Offered:	3.75% Convertible Senior Notes due 2017 (the “Notes”).

Aggregate Principal Amount Offered:	$300,000,000 aggregate principal amount of Notes (or $345,000,000 aggregate principal amount if the underwriters’ over-allotment option to purchase an additional $45,000,000 principal amount of Notes is exercised in full).

Maturity Date:	December 15, 2017, unless earlier converted or repurchased.

Interest Rate:	3.75% per annum, accruing from the Settlement Date.

Interest Payment Dates:	December 15 and June 15 of each year, beginning on December 15, 2013.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NYSE Last Reported Sale Price on May 7, 2013:	$6.73 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 50.0% above the NYSE Last Reported Sale Price on May 7, 2013.

Initial Conversion Price:	Approximately $10.10 per share of the Issuer’s common stock.

Initial Conversion Rate:	99.0589 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Subsidiary Guarantors:	The Notes will be unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each of the Issuer’s current and future wholly owned domestic subsidiaries that guarantee the Issuer’s obligations under the Issuer’s 9.75% senior notes due 2018 (the “9.75% Senior Notes”). As of the date of this Pricing Term Sheet, ANR Receivables Funding, LLC, Gray Hawk Insurance Company, Rockridge Coal Company and Shannon Pocahontas Mining Company are the only wholly owned domestic subsidiaries of the Issuer that do not guarantee indebtedness under the 9.75% Senior Notes.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering, after deducting underwriting discounts and commissions, will be approximately $291 million (or approximately $335 million if the underwriters exercise their option to purchase additional Notes in full). Assuming the underwriters exercise their over-allotment option in full, the Issuer intends to use the net proceeds from the Offering, together with approximately $65 million of cash on hand, to fund purchases of approximately $181 million of the Issuer’s 2.375% convertible notes due 2015 and $226 million of the 3.25% convertible notes due 2015 issued by Massey Energy Company, a wholly owned subsidiary of the Issuer.

The Issuer intends to use any net proceeds remaining from the Offering, including if the purchases are not consummated, for general corporate purposes. Certain of the underwriters and/or their affiliates may hold an amount of the indebtedness the Issuer purchases and may indirectly receive a portion of the net proceeds from this offering.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

	Per Note	Total

Public Offering Price(1)	$1,000.00	$300,000,000.00

Underwriting discounts and commissions	$28.50	$8,550,000.00

Proceeds, before expenses, to the Issuer	$971.50	$291,450,000.00

(1) Plus accrued interest, if any, from the Settlement Date.

Trade Date:	May 8, 2013.

Settlement Date:	May 13, 2013.

CUSIP:	02076XAE2

ISIN:	US02076XAE22

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Morgan Stanley & Co. LLC BMO Capital Markets Corp. Deutsche Bank Securities Inc.

Adjustment to Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Number of additional shares (per $1,000 principal amount of notes)
	Applicable Price
Effective Date	$6.73	$8.00	$10.00	$10.10	$12.00	$14.00	$16.00	$18.00	$20.00	$25.00	$30.00	$40.00	$50.00
May 13, 2013	49.5295	36.5744	23.6519	23.1847	16.3228	11.8256	8.8927	6.8834	5.4497	3.2556	2.0625	0.8723	0.3386
December 15, 2013	49.5295	35.4697	22.4215	21.9547	15.1591	10.7923	8.0007	6.1233	4.8055	2.8304	1.7784	0.7408	0.2788
December 15, 2014	49.5295	33.2485	19.8967	19.4302	12.7777	8.7019	6.2232	4.6330	3.5628	2.0395	1.2653	0.5129	0.1764
December 15, 2015	49.5295	30.6138	16.6774	16.2077	9.7354	6.0887	4.0689	2.8861	2.1521	1.2014	0.7487	0.2998	0.0866
December 15, 2016	49.5295	27.4679	12.1510	11.6680	5.4930	2.6617	1.4523	0.9148	0.6547	0.3834	0.2551	0.1045	0.0158
December 15, 2017	49.5295	25.9411	0.9411	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and effective date may not be set forth in the table above, in which case:

•

If the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, the number of additional shares will be determined by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates, as applicable, based on a 365-day year, as applicable;

•

if the actual applicable price is greater than $50.00 per share (subject to adjustment in the same manner as the applicable prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $6.73 per share (subject to adjustment in the same manner as the applicable prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

However, the conversion rate will not be increased as described above to the extent the increase will cause the applicable conversion rate to exceed 148.5884 shares per $1,000 principal amount. This maximum conversion rate will be adjusted in the same manner in which, and for the same events for which, the conversion rate will be adjusted as described under “Description of Notes—Conversion Rights—Adjustments to the Conversion Rate” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated May 7, 2013, and an accompanying prospectus, dated March 1, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Barclays Capital Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated May 7, 2013, and the accompanying prospectus, dated March 1, 2013. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.